SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Alliance One International, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 018772301
(CUSIP Number) July 17, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 018772301	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Rajay Bagaria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,000 shares of Common Stock
	6	SHARED VOTING POWER 448,224 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 3,000 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 448,224 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,224 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.001% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON IN (Individual)

Item 1.	(a)	Name of Issuer:

Alliance One International, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

8001 Aerial Center Parkway

Morrisville, NC 27560

Item 2.	(a)	Name of Persons Filing:

Rajay Bagaria

(b)	Address of Principal Business Office or, if None, Residence:

For all persons filing:

1185 Avenue of the Americas, 39th Floor

New York, NY 10036

(c)	Citizenship:

Rajay Bagaria is a citizen of the United States

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

018772301

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

Rajay Bagaria
(a) Amount Beneficially Owned:	451,224
(b) Percent of Class:	5.001%
(c) Number of Shares to Which Reporting Person Has:
(i) Sole Voting Power:	3,000
(ii) Shared Voting Power:	448,224
(iii) Sole Dispositive Power:	3,000
(iv) Shared Dispositive Power:	448,224

The reported shares are the Issuer’s common stock.

As of July 17, 2018, 448,224 of the reported shares are owned directly by private investment funds and separately managed accounts for which Wasserstein Debt Opportunities Management, LP, a Delaware limited partnership (the “Investment Adviser”), serves as the investment adviser. The general partner of the Investment Adviser is WDO Management GP, LLC, a Delaware limited liability company (the “General Partner”). The Investment Adviser and General Partner could be deemed to be an indirect beneficial owner of these shares. Rajay Bagaria is a control person of the Investment Adviser and manager of the General Partner, and could be deemed to share such indirect beneficial ownership with the Investment Adviser and General Partner. Additionally, Mr. Bagaria personally owns shares of the Issuer, as described above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 30, 2018

/s/ Rajay Bagaria
Rajay Bagaria